Exhibit 99.2

News Release

Sustainable Growth

HARVEST ENERGY CONFIRMS 2009 DISTRIBUTION TAXABILITY

Calgary, Alberta – February 22, 2010 - Harvest Energy Trust ("Harvest") (TSX:HTE.DB.B, HTE.DB.D, HTE.DB.E, HTE.DB.F and HTE.DB.G) today announces that all 2009 distributions paid to former Harvest unitholders are 100% taxable, 0% return of capital.

Distributions paid to Canadian former unitholders are 100% taxable as ‘other income’ with no return of capital. Distributions paid to U.S. resident former unitholders are 100% taxable as ‘qualified dividends’. Harvest is of the view that it is more likely than not that its 2009 distributions are ‘qualified dividends’ for U.S. tax purposes and are eligible for the reduced tax rate applicable to long-term capital gains (where the holder meets certain criteria).

Former registered unitholders who held their unit certificate directly will receive their tax slips from Valiant Trust Company ("Valiant"), while former unitholders whose units were held through a broker or other intermediary will receive their tax slips directly from their broker or intermediary.

Historical distribution and taxability information for both former Harvest and former Viking Energy Royalty Trust unitholders is available on Harvest’s website at www.harvestenergy.ca. All former unitholders are encouraged to seek independent legal or tax advice as it relates to distributions from Harvest.

Harvest, a wholly-owned subsidiary of KNOC, is a significant operator in Canada’s energy industry offering unitholders exposure to an integrated structure with upstream (exploration, development and production of crude oil and natural gas) and downstream (refining and marketing of distillate, gasoline and fuel oil) segments. Our upstream oil and gas production is weighted approximately 70% to crude oil and liquids and 30% to natural gas, and is complemented by our long-life refining and marketing business. Harvest's outstanding debentures are traded on the TSX under the symbols "HTE.DB.B", "HTE.DB.D", "HTE.DB.E", "HTE.DB.F" and "HTE.DB.G".

KNOC is a state owned oil and gas company engaged in the exploration and production of oil and gas along with storing petroleum resources. KNOC will fully establish itself as a global government-run petroleum company by applying ethical, sustainable, and environment-friendly management and by taking corporate social responsibility seriously at all times. For more information on KNOC, please visit their website at www.knoc.co.kr/ENG/main.jsp.

Investor & Media Contacts:

John Zahary, President & CEO
Kari Sawatzky, Investor Relations

Corporate Head Office:
Harvest Energy
2100, 330 – 5th Avenue S.W.
Calgary, AB Canada T2P 0L4
Phone: (403) 265-1178
Toll Free Investor Mailbox: (866) 666-1178
Email: information@harvestenergy.ca
Website: www.harvestenergy.ca